

Mail Stop 3720

September 21, 2007

Rene Sagastuy
Chief Executive Officer
Maxcom Telecommunications, Inc.
Guillerma Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210

Re: **Maxcom Telecommunications, Inc.**
       Registration Statement on Form F-1/A, File No. 333-144771
       Filed on September 12, 2007

       Registration Statement on Form F-4, File No. 333-145800
       Filed on August 30, 2007

Dear Mr. Sagastuy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you plan to commence an exchange offer in reliance upon the Exxon Capital line of no-action letters. Please advise us of the anticipated timing of the

closing of the IPO in relation to the commencement of the exchange offer. Also, please revise your registration statement on Form F-4, as applicable, to respond to all staff comments issued on your registration statement on Form F-1.

Prospectus Summary, page 1

2. Your revised summary contains a number of unnecessary acronyms and defined terms, such as SMEs, ARPU and COFETEL. Please minimize your use of acronyms and defined terms here and throughout the prospectus.

3. We note your response to our prior comment 11 in our letter dated August 22, 2007, however do not see that you have addressed your substantial indebtedness and history of losses, or the extent to which insiders will have control over corporate actions subsequent to the completion of the initial public offering. For instance, you should balance your disclosure of your revenues earned during 2006 and the first six months of 2007 on page one with quantified disclosure of your net losses for the same periods presented. Please revise to address these risks, or advise us why you believe they may be appropriately excluded from summary disclosure.

Competitive Strengths, page 1

4. We note your response to our prior comment 12 in our letter dated August 22, 2007, but are unable to locate where you have described the resale arrangements, partnerships or other "alliances" you have with third parties. Please advise or revise your Business section to provide disclosure of the nature of your relationships with third parties and a summary of the material terms of your agreements with them. We also remind you to file the agreements, if material, and any other material contracts as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

5. Revise the first full paragraph on page two to briefly explain the significance of access to last-mile infrastructure. We note that you included this disclosure on page one of the Form F-1 filed on July 23, 2007.

6. Please provide us with objective support for how your brand name is "recognized." Also revise to clarify that you commissioned the surveys mentioned in the second full paragraph on page two.

Mexican Foreign Investment Bureau Approval, page 3

7. We note your revisions and response to prior comment 15 in our letter dated August 22, 2007. While we understand that the company's bylaws, CPO trust agreement and CPO deed will not be in effect until the completion of the IPO,

please advise us when you reasonably expect to receive the required approval by the Mexican Foreign Investment Bureau and finalize the terms and conditions of your bylaws, CPO trust agreement and CPO deed in relation to effectiveness of the registration statement. We may have further comment after reviewing your response.

Management's Discussion and Analysis, page 33

Liquidity and Capital Resources, page 49

8. We note your response to our prior comment 32 in our letter dated August 22, 2007. Please revise to clarify whether the company will have sufficient cash and other financial resources to meet your obligations beyond twelve months, and if so, please provide greater insight into the length of time beyond twelve months that the sufficiency will extend.

Principal and Selling Shareholders, page 93

9. We note your response to our prior comment 42 in our letter dated August 22, 2007. In the event that one of the selling shareholders is, if fact, an affiliate of a registered broker-dealer, your prospectus also should state, if true:

- that such seller purchased in the ordinary course of business; and

- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Fees and Expensed, page 119

10. Please revise this section to disclose the information provided in your response to our prior comment 43 in our letter dated August 22, 2007.

Taxation, page 128

11. We reference the new disclosure you have provided on page 129 regarding the uncertainty of the U.S. federal income tax treatment of U.S. Holders that are beneficial owners of CPOs. In light of this uncertainty, it appears that investors may need to have the benefit of an expert's opinion to understand the tax consequences in order to make an informed investment decision. Please file an opinion of counsel as to the tax matters as an exhibit to the Form F-1 pursuant to Item 601(b)(8) of Regulation S-K or advise us why you do not believe the tax consequences are material to investors.

Rene Sagastuy
Maxcom Telecommunications, Inc.
September 21, 2007
Page 4

12. We note your statement that for 2007 "[t]he Company does not expect to be a treated as a 'passive foreign investment company.'" Please note that this is a legal tax conclusion that only qualified tax counsel is permitted to make. Either obtain and file an opinion of counsel or revise to state that you cannot provide any assurances that you are not a PFIC.

Item 8. Exhibits and Financial Statement Schedules

13. We note your response to our prior comment 47 in our letter dated August 22, 2007, and the draft version you have provided under separate cover on September 14, 2007. Please note that we may have further comments on the exhibits as filed, including the final version of the legal opinion.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Paul Fischer, Attorney-Advisor, or me at (202) 551-3810 with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Paul Zier, Esq. (*via facsimile*)
        Kirkland & Ellis LLP